POSEIDON MINERALS LTD.

Box 273, Two Bentall Center
555 Burrard Street, 9th Floor
Vancouver, BC V7X 1M8
Telephone: (604) 688-1508
Fax: (604) 893-7071
TSX Symbol: PMN

NEWS RELEASE

July 10, 2002- Poseidon Minerals Ltd. announces that it is continuing the review and compilation of documentation required to complete the amalgamation with and reverse take-over regarding Precision Casting Corporation.

ON BEHALF OF THE BOARD
POSEIDON MINERALS LTD.

"Steven Brunelle"

Steven Brunelle, President.